

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003698

February 3, 2005

Katherine A. Smith
Assistant Counsel
Corporate Governance
and Business Transactions
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2005

Re: The Allstate Corporation
Incoming letter dated December 31, 2004

Dear Ms. Smith:

This is in response to your letter dated December 31, 2004 concerning the shareholder proposal submitted to Allstate by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

899051



Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(b), 14a-8(i)(2), 14a-8(i)(1), 14a-8(i)(3) and 14a-9

December 31, 2004

BY DHL Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Stockholder Proposal submitted by Emil Rossi for inclusion in The Allstate Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2005 the stockholder proposal submitted by Mr. Emil Rossi (the "Proponent").

The proposal requests Allstate's Board of Directors take the necessary steps to amend the company's governing instruments to implement every shareholder resolution that is approved by a majority of the outstanding shares (the "Proposal").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 25, 2005 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;

2. The Proponent's letter of September 8, 2004 which contains his Proposal and a supporting statement (Exhibit A);

3. My letter of September 23, 2004 requesting the Proponent provide the following: (i) proof of ownership of at least $2,000 in market value, or 1%, of Allstate's common stock for at least one year; (ii) a statement from the record holder verifying the

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

ownership of the requisite amount of securities since September 8, 2003; and (iii) a statement from the Proponent stating his intention to hold his Allstate stock through May 17, 2005, the date of Allstate's 2005 annual shareholder meeting (Exhibit B);

4. A September 8, 2004 letter from Mark S. Christensen of Morgan Stanley regarding the Proponent's brokerage account which shows 6,094 shares of Allstate stock held since March 21, 2003 (Exhibit C);

5. A letter from Richards, Layton & Finger, P.A., Allstate's Delaware counsel, opining that the Proposal is not a proper subject for stockholder action under the laws of Delaware and that the Proposal, if implemented, would cause Allstate to violate the General Corporation Law of Delaware (Exhibit D).

Reasons for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement for the following reasons:

1. The Proponent has not demonstrated his eligibility to submit the Proposal pursuant to Rule 14a-8(b);
2. The Proposal, if implemented, would cause Allstate to violate state law and therefore is excludable under Rule 14a-8(i)(2);
3. The Proposal is not a proper subject for shareholder action and is therefore excludable pursuant to Rule 14a-8(i)(1); and
4. The Proposal is false and misleading because it is vague and indefinite in violation of Rules 14a-8(i)(3) and 14a-9.

1. The Proponent is Not Eligible to Submit the Proposal Pursuant to Rule 14a-8(b)

Rule 14a-8 contains eligibility requirements for shareholders who wish to submit proposals to be included in a company's proxy materials. Rule 14a-8(b)(1) requires continuous ownership of at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The securities must continue to be held through the date of the meeting. Rule 14a-8(b)(2)(i) provides that proponents may prove the ownership requirements have been met by providing a written statement from the record holder as to the amount and holding period of the securities and by providing a written statement that he or she intends to continue to hold the securities through the date of the shareholder meeting. Staff Legal Bulletin No. 14 (July 13, 2001) elaborates further on the requirements of Rule 14a-8(b), stating that a shareholder must provide a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." (*See* Section C. Question 1(d)(2).)

The Proponent was advised in the letter dated September 23, 2004, that he had not satisfied the eligibility requirements of Rule 14a-8(b) in three respects (see Exhibit B). Allstate received a letter from the Proponent's broker, Morgan Stanley, stating that the Proponent owned the requisite amount of Allstate stock and had owned it for at least a one year period, which letter cured the first two eligibility defects of the Proposal (see Exhibit C). However, because the Proponent's original submission referenced ownership of "Gencorp" common stock and not Allstate common stock, as required, the Proponent has not provided a statement that he intends to hold his Allstate stock through the date of Allstate's 2005 shareholder meeting. As such, the Proponent has not complied with the eligibility requirements of Rule 14a-8(b) and therefore Allstate believes that it may omit the Proposal from its 2005 Notice of Annual Meeting and Proxy Statement.

2. Implementation of the Proposal Would Violate State Law

SEC Rule 14a-8(i)(2) provides that a proposal may be excluded if the implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject.

The Proposal calls for the board of directors to "take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution." As such, the Proposal would call on Allstate's Board to amend its Certificate of Incorporation so as to automatically implement every shareholder resolution that received a vote of the majority of Allstate's outstanding shares, irrespective of the subject matter.

Implementing the Proposal would cause Allstate, a Delaware corporation, to violate Delaware law. As required by Rule 14a-8(j)(2)(iii) and Staff Legal Bulletin No. 14B (CF) (September 15, 2004), Allstate retained Delaware counsel Richards, Layton & Finger to render an opinion on whether the Proposal is a proper subject for stockholder action and whether, if implemented, the Proposal would violate the General Corporation Law of the State of Delaware. The opinion of Richards, Layton & Finger (hereafter the "Opinion") concludes:

> [T]he Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The following is a summary of the Opinion.

The Proposal Would Require the Amendment of Allstate's Certificate of Incorporation

The Proposal would require the delegation by the Board to the stockholders the ability to manage the company with respect to the subject matter of every resolution approved by a majority of Allstate's outstanding shares. Because Allstate's Certificate of Incorporation ("Certificate") does not provide for management of Allstate by anyone other than the Board, the Proposal requires the amendment of the Certificate so as to automatically implement every shareholder resolution that receives a vote of a majority of Allstate's outstanding shares.

Under Delaware law, amending a certificate of incorporation requires two distinct steps. First, there must be a board resolution declaring the amendment's advisability to the stockholders and second, there must be a stockholder vote to consider and approve the amendment. A board cannot approve an amendment without first determining that it is advisable and in the best interest of all of the company's stockholders.

The Amendment Would not be in the Best Interests of Allstate's Minority Shareholders and Therefore Would Not be Advisable

Because the implementation of the Proposal would call for the amendment of the Certificate to adopt every resolution approved by the holders of a majority of the outstanding shares, the Proposal would require the Board to ignore the interests of Allstate's minority stockholders. Such an action would be in contravention of the Board's affirmative duty to protect minority stockholder interests in fulfillment of its fiduciary duties. Because the Board could not amend the Certificate without regard to the impact on minority interests, such amendment would not be advisable and in the best interests of Allstate's minority stockholders. As such, the Proposal would be invalid under Delaware law as it would require the Board to abdicate its fiduciary duty to protect the interests of all Allstate stockholders.

Further, because such amendment to Allstate's Certificate would not be advisable and in the best interests of Allstate's minority stockholders, the Board could not recommend and submit such an amendment to stockholder action as required under Delaware law. Absent Board recommendation, the stockholders cannot act to effect such an amendment through a vote. Therefore, because neither the Board nor Allstate's stockholders can approve such an amendment as required by Delaware law, the Proposal is not valid under Delaware law.

The Opinion further states that any attempt to implement the Proposal without amending the Certificate would violate the bedrock rule of Delaware law that the business and affairs of a corporation are to be managed by its board. As discussed in the Opinion, the Board cannot authorize a proposal that would preclude the Board from fulfilling its duty of due care and oversight.

The Staff has previously determined that similar proposals may be excluded on the basis that their implementation would violate state law. *See* SBC Communications Inc. (December 16, 2004) (identical proposal excluded on the basis that implementation would violate state law); The Gillette Company (March 10, 2003) (involving similar proposal calling for policy to establish a process and procedures for adopting majority vote proposals); and Wisconsin Energy Corporation (February 28, 2003) (proposal called for the adoption of procedures the board must take in response to different types of shareholder proposals). The proposal presented to SBC was identical to the Proposal presented to Allstate and SBC also retained the services of Richards, Layton & Finger to opine on the matter. The proposal in Gillette called for the establishment of procedures to implement stockholder proposals supported by more than 50% of the vote. Gillette argued that the proposal would violate §141(a) of the Delaware General Corporation Law because the proposal attempted to convey the board's decision-making power to the shareholders. Gillette's no-action request was also supported by an opinion from Richards, Layton & Finger. In its no-action responses to both SBC and Gillette, the Staff noted that Richards, Layton & Finger had opined that the proposals would violate state law.

The Proposal calls for Allstate's Board to amend Allstate's Certificate to call for the automatic implementation of every stockholder resolution that received a majority vote of the outstanding shares of Allstate. Implementing such a proposal would not allow the Board to safeguard the interests of the minority stockholders, which would be a violation of its fiduciary duties. Because it would not be in the best interests of all stockholders, the Board could not recommend the amendment of its Certificate be approved by a stockholder vote. As such, the Proposal may be excluded from Allstate's 2005 Notice of Annual Meeting and Proxy Statement pursuant to Rule 14a-8(i)(2) as its implementation would violate Delaware law.

3. The Proposal is Not a Proper Subject for Shareholder Action

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal from its proxy statement if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

As discussed above and in the Opinion, implementing the Proposal would violate Delaware law. Because the Proposal would violate Delaware law, it is not a proper subject for action by Allstate's stockholders at the 2005 annual meeting. Therefore, Allstate believes the Proposal may be excluded from its 2005 Notice of Annual Meeting and Proxy Statement on the basis of Rule 14a-8(i)(1).

5. The Proposal May be Excluded Because it is Materially Misleading

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits false or misleading statements to be made in proxy soliciting materials. Staff Legal Bulletin No. 14B (CF) states that proposals may be excluded where resolutions are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*See* Section B. Question 4, September 15, 2004).

The Proposal requests the Board "take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution." The supporting statement adds "all shareholder resolutions that are passed by a majority of the shareholders of the company should be required to implement the resolution."

Allstate believes that the Proposal and supporting statement are so vague and indefinite as to be inherently false and misleading in violation of Rule 14a-9. The Proposal and its supporting statement do not explain exactly what actions or measures the Proposal is calling for and therefore the stockholders will not know what they are being asked to vote on. The Proposal does not identify the "governing instruments" that would need to be amended to implement its action, nor does it specify which particular sections of the governing instruments would need to be amended. The Proposal language suggests that shareholder resolutions might self-implement upon the receipt of a majority vote of the outstanding shares while the supporting statement references the vote of the majority of shareholders themselves and not the shares represented by shareholders. Because of these vagaries and inconsistencies, the Proposal is confusing and misleading to stockholders.

The Staff has previously concluded that similarly vague and indefinite proposals may be omitted from a company's proxy statement. FirstEnergy Corp. (February 18, 2004). The proposal at issue in FirstEnergy stated that for "the shareholders of First Energy request that the Board of Directors change the by-laws as they effect shareholder approval of shareholder proposals." The actions called for in FirstEnergy did not comport with the company's existing code of regulations and the Staff agreed that the proposal was vague and indefinite under 14a-8(i)(3).

Because the Proposal and supporting statement are so vague and indefinite, they are inherently false and misleading and Allstate believes the Proposal may be excluded under Rule 14a-8(i)(3) and 14a-9.

Conclusion

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2005. We would appreciate your response by January 31, 2005, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m).

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response. If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed and stamped envelope.

Very truly yours,



Katherine A. Smith

Enclosures
Copy to: Emil Rossi

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Mike McCabe

Allstate
Edward Liddy - Corp. Secretary
Allstate Plaza
Northbrook, Ill. 60062

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 ALLSTATE PROXY MATERIAL

The shareholders of Allstate request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution .

Emil Rossi holder of 6097 common shares Gencorp at Morgan Stanley . Emil Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

Emil Rossi
Emil Rossi

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a mjority of the shareholders of the company should be required to implement the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not be count .



Emil Rossi

EXHIBIT B



Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

Via DHL Express

September 23, 2004

Emil Rossi
P.O. Box 249
14 200 Hwy. 128
Boonville, CA 95415

RE: Shareholder Proposal for The Allstate Corporation ("Allstate") 2005 Proxy Statement

Dear Mr. Rossi:

We received your letter dated September 8, 2004 and shareholder proposal requesting the board amend the company's governing instruments to allow for the implementation of shareholder proposals that receive a majority vote of the outstanding shares.

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of your proposal. While you included a statement about stock ownership in your letter, the reference was to ownership in Gencorp stock, not Allstate stock.

Also, your ownership statement makes reference to holdings in a brokerage account at Morgan Stanley. SEC rule 14a-8(b)(2)(i) also requires that you provide a written statement from the record holder of the shares (which is usually a bank or broker) verifying that as of September 8, 2003, you have continuously held the requisite amount of securities for at least one year.

Lastly, Rule 14a-8(b) requires that you provide us with a statement that you intend to hold your Allstate stock through May 17, 2005, the currently scheduled date of Allstate's next annual meeting.

Under the SEC's Rule 14a-8(f), your proof of ownership and your statement of intention to hold the stock through the date of the annual meeting must be provided to us no later than 14 days from the date you receive this letter. The SEC recommends that you transmit your response by means by which you could support your compliance with this requirement.

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

I have enclosed a copy of the SEC's Rule 14a-8 in its entirety for your reference.

You may send your reply to my attention at the address shown below. If you should have any questions about this matter, please contact me at the number shown below.

Very truly yours,



Katherine A. Smith

Enclosure
cc: R. Pike

BCC: M. McGinn
M. McCabe

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant: or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization:

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal:

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule: and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

EXHIBIT C

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

September 8, 2004

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Sante Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
553 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp 2 for 1 split 8-27-04, now owns 2714 shares
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co
1000 shares PPL Corp
3000 shares Plum Creek Timber Co Inc REI
1000 shares Terra Nitrogen Co LP Com Unit
800 shares SBC Communications
1887 shares Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased 304 Catellus on October 17, 2003, bringing his total position to 500shares. An additional 44 shares were deposited on 12-18-2003 to his account due to corporate activity. He now owns 544 shares.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

EXHIBIT D

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 30, 2004

The Allstate Corporation
2775 Sanders Road, A2
Northbrook, IL 60062-6127

Re: Stockholder Proposal Submitted By Emil Rossi

Dear Sirs:

We have acted as special Delaware counsel to The Allstate Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") which the Proponent intends to present at the Company's 2005 annual meeting of stockholders In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law")

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on February 4, 1999, the Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A of the Company as filed with the Secretary of State on April 23, 1999 and the Certificate of Elimination Regarding Junior Participating Preferred Stock, Series A of the Company as filed with the Secretary of State on December 16, 2003 (collectively, the "Certificate"); (ii) the Amended and Restated Bylaws of the Company as amended through September 10, 2001 (the "Bylaws"); and (iii) the Proposal and its supporting statement

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects

The Proposal

The Proposal reads as follows:

> The shareholders of Allstate request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution.

Supporting Statement

> The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a majority of the shareholders of the company should be required to implement the resolution In the proponent's opinion, outrageous scandals like Enron, WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented. If the shareholder's vote does not count, how does that make the shareholders the owners of the company Right now management owns the company to do as they please A lot of Americans have fought wars (myself included) in support of democracy. There would still be apartheid in South Africa if we thought votes should not be count[ed]

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Company's governing instruments so as to cause any proposal approved by the holders of a majority of the Company's outstanding stock to be implemented regardless of whether the adoption of such an amendment to the Company's governing documents constitutes a proper subject for stockholder action.

Discussion

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

Pursuant to the Proposal, the Board of Directors would be obligated to amend the Certificate to implement every resolution which receives the approval of the holders of a majority of the Company's outstanding shares without regard to the impact of such amendment on the corporation's other stockholders under the General Corporation Law and without separate board consideration of the advisability of the subject matter of the resolutions in accordance with its fiduciary duties

I. The Proposal Would Require the Board to Amend the Certificate.

The Proposal requests that the Board amend the Company's governing instruments to provide that every stockholder resolution that is approved by the holders of a majority of the Company's outstanding shares be implemented. As such, the Proposal requests that the Board delegate to the stockholders of the Company the ability to manage the corporation with respect to the subject matter of every resolution approved by the holders of a majority of the Company's outstanding shares. Under Section 141(a) of the General Corporation Law (quoted below), the only means by which a Delaware corporation (other than a close corporation)[1] can provide for management by the corporation's stockholders is by inclusion of a provision in the

[1] Section 351 of the General Corporation Law permits a close corporation to amend its certificate of incorporation to provide for the corporation to be stockholder-managed. However, such an amendment can only be effected by the unanimous consent of the holders of all of the corporation's outstanding voting stock. See 8 Del. C. § 351. The Proposal only contemplates a majority vote of the Company's outstanding shares. In addition, the Company could not amend the Certificate to become a close corporation because it does not comply with the criteria set forth in Section 342 (notably fewer than 35 stockholders). Even if it could qualify as a close corporation, however, any such amendment to become a close corporation would have to be done in accordance with Section 242(b) of the General Corporation Law, which requires the Board (as discussed below), not the Company's stockholders, to determine the advisability of such an amendment

corporation's certificate of incorporation delegating managerial authority to the corporation's stockholders.

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a) ("Section 141(a)") provides as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Delaware courts have repeatedly invalidated arrangements that limited the discretion of a board of directors in the absence of a certificate of incorporation provision limiting the board's discretion. In each of Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) and Carmody v. Toll Bros., Inc., 723 A.2d 1180 (Del. Ch. 1998), the Court reasoned that provisions limiting the ability of the board to redeem a rights plan were invalid in part because they were limitations on the authority of the board to manage the business and affairs of the corporation that were not set forth in the certificate of incorporation, as Section 141(a) requires. In Quickturn, the Delaware Supreme Court stated:

> Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Id. at 1291. In Carmody, the Delaware Court of Chancery summarized one of the plaintiff's statutory claims against a "dead hand" pill as follows:

> Under 8 Del. C. § 141(a) . . . , any [restrictions on board authority] must be stated in the certificate of incorporation. The complaint alleges that because those restrictions are not stated in the Toll Brothers charter, the 'dead hand'

> provision of the Rights Plan is ultra vires and, consequently, invalid on its face.

723 A.2d at 1189. The Court went on to hold that "the complaint states a claim that the 'dead hand' provision would impermissibly interfere with the directors' statutory power to manage the business and affairs of the corporation." Id. at 1191 (quoting 8 Del. C. § 141(a) and emphasizing clause stating that the board shall manage a corporation "except as may be otherwise provided in this chapter or in its certificate of incorporation"). See also Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 40 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985) ("[T]he Delaware General Corporation Law requires that the board of directors manage the business and affairs of the corporation unless the certificate of incorporation specifically relieves the directors of that duty. 8 Del. C. §141(a). Skelly's certificate of incorporation contained no such provision."); Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc., C.A. No. 365-N, slip op. at 1 (Del. Ch. May 27, 2004) ("Maxwell focuses on the second sentence of § 141(a), which states that where the charter contains a provision for the management of the corporation 'otherwise' than by the board, the 'powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.'").

The Certificate does not provide for management of the Company by anyone other than the Board. Because the Certificate does not currently provide for management by the Company's stockholders, the Proposal effectively requests that the Board amend the Certificate to provide for the implementation of every resolution adopted by the holders of a majority of the Company's outstanding shares (the "Amendment"). See, e.g., Lehrman v. Cohen, 222 A.2d at 808 ("As to the means adopted for the accomplishment of that purpose, we find the [delegation of managerial authority to a stockholder to be] [] valid by virtue of § 141(a) of the Delaware Corporation Law. . . The [] arrangement was created by the unanimous action of the stockholders of the Company by amendment to the certificate of incorporation. The stockholders thereby provided how the business of the corporation is to be managed.").[2]

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[2] In addition, we note that Lerhman is the only reported case of which we are aware in which a board of directors adopted an amendment to a certificate of incorporation providing for management by the corporation's stockholders and, in Lehrman, such an amendment was adopted by unanimous stockholder action. The Court did not address whether the fact that the amendment had been adopted by the unanimous vote of the corporation's stockholders had any bearing on its decision. The Court also specifically rejected as precedent the Delaware Court of Chancery's decision in Abercrombie v. Davies, 123 A.2d 893 (1956) in which the Court suggested, in dicta, that a similar provision in a stockholders agreement might have been valid had all of the corporation's stockholders consented to the agreement. The Court in Lehrman stated that Abercombie was inapposite because "the Abercombie arrangement was not created by the certificate of incorporation, within the authority of Section 141(a)." Id. at 808.

II. The Board Cannot Submit an Amendment to the Certificate without Determining its Advisability.

Section 242 of the General Corporation Law addresses the requirements for amending a Delaware corporation's certificate of incorporation and provides, in pertinent part:

> Every amendment [to the Certificate of Incorporation] . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders

8 Del. C. § 242(b)(1) Thus, Section 242(b) of the General Corporation Law requires a board of directors to determine the advisability of an amendment to a Delaware corporation's certificate of incorporation prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Nonetheless, Abercombie and Lerhman together could be read as requiring unanimous stockholder approval for an amendment to a corporation's certificate of incorporation pursuant to which managerial authority is conferred on stockholders. See also, supra, n.1. Under such circumstances, equity warrants a finding that the stockholders have waived their right to demand that the corporation's directors manage the business and affairs of the corporation. David A Drexler et al. Delaware Corporation Law & Practice, § 13.01 (2003) (hereinafter "Drexler") ("[A]n agreement among all stockholders which limits the directors' managerial powers or establishes procedures for their exercise is enforceable on the theory that where all stockholders agree on such limitation they have waived their right to have the directors exercise their powers fully."). Thus, these cases suggest that all of the Company's stockholders, not just the holders of a majority of the Company's outstanding shares, must approve every resolution providing for stockholder-management of the Company.

Id. at 1381 (emphasis added); accord AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188, 1195 (Del. Ch 1999); see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to . include a resolution declaring the advisability of the amendment .."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip op. at 40 (Del Ch May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor "); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders This sequence must be followed precisely ")

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's failure to make an advisability determination when required by the General Corporation Law Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action. See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement "). The Delaware courts have consistently held that directors who fail to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d at 65 (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No 13042, slip op. at 41 (Del. Ch Feb 8, 1994), aff'd, 653 A.2d 306 (Del 1994) (TABLE). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation").

Based on the foregoing, the Board cannot approve the Amendment under Section 242(b) of the General Corporation Law without first determining that it is advisable and in the best interests of all of the Company's stockholders

III. The Amendment is Not Advisable and in the Best Interests of the Company's Minority Stockholders.

Directors of a Delaware corporation owe fiduciary duties to all of the corporation's stockholders, not just to the holders of majority of the corporation's outstanding shares as contemplated by the Proposal. Gilbert v. El Paso Co., C.A. Nos. 7075 & 7079, slip op. at 24 (Del. Ch. Nov. 21, 1988), aff'd, 575 A.2d 1131 (Del. 1990) ("The defendants correctly argue that the directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."); Weinberger v. UOP, Inc., 457 A.2d 701, 710 (Del. 1985) ("Signal designated directors on UOP's board still owed UOP and its shareholders an uncompromising duty of loyalty"); Cf. Phillips v. Insituform of N. Am., Inc., C.A. No. 9173, slip op. at 27 (Del. Ch. Aug. 27, 1987) (the "law demands of directors . . . fidelity to the corporation and all of its shareholders and does not recognize a special duty on the part of directors elected by a special class to the class electing them"). By requesting that the Board adopt every resolution approved by the holders of a majority of the Company's outstanding shares, the Proposal effectively requires the Board to disregard the interests of the Company's minority stockholders in contravention of Delaware law.

In Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1993), the Delaware Supreme Court recognized that "[i]n the absence of devices protecting the minority stockholders, stockholder votes are likely to become mere formalities," if a cohesive group acting together to exercise majority voting powers have already decided the outcome. Id. Since minority stockholders thereby lose the power to influence corporate direction through the ballot, "minority stockholders must rely for protection solely on the fiduciary duties owed to them by the directors." Id. at 43. A board cannot, consistent with its fiduciary duties to minority stockholders, leave decision-making power solely in the hands of the majority. Rather, a board of directors has an affirmative duty to protect the minority stockholders' interests.

The Delaware Court of Chancery applied this principle in Strassburger v. Earley, 752 A.2d 557 (Del. Ch. 2000) to the actions of corporate directors who were found to have breached their fiduciary duties to a corporation's minority stockholders by causing the corporation to repurchase 83% of its outstanding shares from its two largest stockholders, under circumstances that benefited no one except the selling stockholders and the corporation's president. Even though the directors were not unjustly enriched, had not obtained a special benefit, and had not acted in bad faith or with intent to harm the minority stockholders, the Court held that the directors had violated their duty of loyalty because of the directors' "indifference to their duty to protect the interests of the corporation and its minority shareholders." Id. at 581; see also Crescent I Partners, L.P. v. Turner, 846 A.2d 963, 981 (Del. Ch. 2000) (finding business judgment presumption rebutted by evidence of "directors' indifference to their duty to protect the interests of the corporation and its minority stockholders"); Kohls v. Duthie, 791 A.2d 772, 783 (Del. Ch. 2000) (accepting plaintiffs' argument that "a director's duty of loyalty may also be implicated where directors do not benefit from a transaction but nevertheless act with indifference to their duty to protect the corporation and its minority shareholders"). Thus, directors breach their fiduciary duties simply by following the wishes of the majority without regard to the interests of the minority -- which is precisely what the Proposal contemplates with respect to the Amendment

The Delaware courts have repeatedly addressed the duty of a board of directors to protect the interests of the minority in the context of the sale of Delaware corporations In Omnicare, Inc. v. NCS Healthcare, Inc., the Delaware Supreme Court invalidated a merger agreement that was supported by a majority of the corporation's stockholders on the basis that the merger agreement precluded the board of directors of NCS Healthcare, Inc. ("NCS") from fulfilling its fiduciary duty to protect the Company's minority stockholders. The NCS board could not terminate the merger agreement after receiving a superior offer because the merger agreement did not provide for termination in the event the NCS board believed such action was necessary to comply with its fiduciary duties. The Court found that this deal protection mechanism precluded the NCS board from:

> exercis[ing its continuing fiduciary responsibilities to []NCS's] minority stockholders. The [board] could not abdicate its fiduciary duties to the minority by leaving it to the stockholders alone to approve or disapprove the merger agreement.

Id. at 937, 939 Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court considered a board of directors' decision to sell the corporation at the behest of the corporation's controlling stockholder and stated as follows: (1) the directors of the corporation have "an affirmative duty to protect those minority shareholders' interests" (id. at 920); (ii) the board cannot "abdicate [its] duty by leaving it to the shareholders alone" to determine how to respond to the offer (id. at 919); and (iii) the board has a duty to "assist the minority shareholders" in determining the corporation's value so that the minority shareholders could determine whether to accept the merger consideration or pursue appraisal rights (id.). See also Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1338 (Del Ch 1987) (finding directors "abdicated their responsibility to the minority stockholders" by deferring to the judgment of the controlling stockholder with respect to the fairness of a merger); Kells-Murphy v. McNill, C.A. No 1609, slip op at 3 (Del. Ch. July 12, 1991) (declining to dismiss claims that board "abdicated its fiduciary duties" to corporation's minority stockholders by following wishes of majority stockholder in sale of substantially all of corporation's assets); Ryan v. Tad's Enterprises, Inc., 709 A.2d 682, 791 (Del. Ch. 1996) ("A desire to control costs [by delegating to majority stockholder negotiating power in corporate transaction] cannot relieve corporate fiduciaries from their duty to assure that the interests of minority shareholders . are adequately protected.")

The Board cannot amend the Certificate without regard to the impact of the decision on the corporation's minority stockholders as contemplated by the Proposal because such amendment would not be advisable and in the best interests of the corporation's minority stockholders and, to the extent that the Proposal request the Board to amend the Certificate, the Proposal is invalid under Delaware law because it requires the Board to abdicate its fiduciary duty to protect the interests of the Company's minority stockholders.

IV. Since the Amendment is Not Advisable, the Board Cannot Effect the Amendment.

Because the Amendment is not advisable and in the best interests of the Company's minority stockholders, the Board cannot recommend and submit the Amendment for stockholder action as required under Section 242(b) of the General Corporation Law to effect the Amendment As noted, supra, p 6:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor The stockholders may not act without prior board action

Williams v. Grier, 671 A 2d at 13811; see also R Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 9.12, at 9-18 (2004) (hereinafter, "Balotti and Finkelstein") ("Section 251(b), now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders.") (emphasis added). Thus, while stockholder action approving an amendment to a certificate of incorporation is a statutory prerequisite to the effectiveness of such an amendment, stockholders cannot act without the prior favorable recommendation of the corporation's board of directors. In In re Berkshire Reality Co. Inc., CA No 17242 (Del Ch. Dec 18, 2002), the Delaware Court of Chancery addressed a board's ability to submit dissolution of a corporation to the corporation's stockholders without a prior favorable recommendation of the board of directors under Section 275 of the General Corporation Law. Like Section 242 of the General Corporation Law, Section 275 requires a board of directors to determine the advisability of dissolution of the corporation prior to recommending and submitting the issue for stockholder action[3] In Berkshire, plaintiffs

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[3] Section 275(a-b) of the General Corporation Law addresses a corporation's power to dissolve by a less than unanimous vote of its stockholders and provides, in pertinent part:

> (a) If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote

contended that a board of directors was required to recommend and submit a liquidation proposal to a vote of the corporation's stockholders even though the board had concluded that dissolution was not in the best interests of the corporation and its stockholders. The Delaware Court of Chancery rejected plaintiffs' argument and stated, in pertinent part:

> The board recommended against accepting the liquidation proposal because it deemed the merger proposal the better transaction. The board had no contractual duty to recommend the liquidation proposal to the shareholders. On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.

Slip op at 12. Cf. Smith v. Van Gorkom, 488 A.2d at 888 (finding that board of directors could not recommend and submit merger agreement for stockholder action without first determining that it was advisable).

Based on the foregoing, a board cannot approve, recommend and submit for stockholder action any proposal that is not advisable and in the best interests of all of the corporation's stockholders. Nor can an amendment become effective without stockholder approval. Because neither the Board nor the Company's stockholders can approve the Amendment as required by Section 242 of the General Corporation Law, the Company cannot effect the Amendment under the General Corporation Law.

V. The Proposal Violates Delaware Law because it Divests the Board of its Managerial Authority.

If the Company cannot effect the Amendment, the question then is whether the Board could implement the Proposal without the Amendment. In our opinion, any commitment by the Board to follow the wishes of the holders of a majority of the Company's outstanding shares on any topic would violate Section 141(a) of the General Corporation Law and the Board's duty of care and oversight under Delaware law. See, e.g., Pogostin v. Rice, 480 A.2d

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> thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.
>
> (b) At the meeting a vote shall be taken upon the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon shall vote for the proposed dissolution, a certification of dissolution shall be filed with the Secretary of State pursuant to subsection (d) of this section.

619, 624 (Del 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board"); Polk v. Good, 507 A 2d 531, 536 (Del 1986) (same); Smith v. Van Gorkom, 488 A.2d at 872

Under Section 141(a), directors cannot authorize the implementation of a proposal that precludes the board from fulfilling the directors' due care and oversight responsibilities. See Grimes v. Donald, 673 A 2d 1207, 1214 (Del 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters'"); In re Bally's Grand Derivative Litig., C A. No 14644, slip op at 9 (Del Ch June 4, 1997) (same); compare McMullin v. Beran, 765 A 2d at 925 (finding minority stockholders stated a claim for breach of the fiduciary duty of care for delegating to a majority stockholder the power to negotiate the sale of the corporation) with Emerald Partners v. Berlin, C A No 9700, slip op at 59 (Del. Ch. Apr 28, 2003) (finding board did not breach its fiduciary duties by delegating to its investment advisor the power to recommend an exchange ratio for a merger where the board retained the authority to accept or reject the recommendation). See also Omnicare Inc. v. NCS Healthcare Inc., 818 A 2d at 936 (invalidating deal protection devices in a merger agreement that precluded directors from terminating a merger agreement to pursue a superior proposal when required by their fiduciary duties); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 106 (Del. Ch 1999) (finding "no talk" provision of merger agreement likely invalid if it required board to refrain from discussing other offers unless it first received an opinion from counsel stating such discussions are required to fulfill the directors' fiduciary duties); Jackson v. Turnbull, slip op. at 10; Rosenblatt v. Getty Oil Co., slip op. at 41; Clarke Mem'l College v. Monaghan Land Co., 257 A 2d 234, 241 (Del. Ch 1969); Field v. Carlisle Corp., 68 A 2d 817, 820-21 (Del Ch 1949)

Nor can a board delegate its duty to manage the corporation to the corporation's stockholders[4] or any function specifically assigned to directors by the General Corporation Law. Drexler § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti and Finkelstein § 4 17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A 2d at 42, 60-65; 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev vol. 2004). Functions reserved to the discretion of a board of directors by the General Corporation Law include the power to approve (or disapprove) all significant corporate events by antecedent board action: (1) the sale of all or substantially all of a corporation's assets (8 Del. C. § 271), (2) mergers (8 Del. C. § 251 et seq.), (3) amendments to a corporation's certificate of

[4] Paramount Communications, Inc. v. Time Inc., 571 A 2d at 1154

incorporation (8 Del. C. § 242(b)), and (4) dissolution, except where authorized by unanimous stockholder action (8 Del. C. § 275)

Pursuant to the Proposal, the Company's stockholders could obligate the Board to take various actions that the Board determines are not in the Company's best interests and that are inconsistent with the Board's fiduciary duties. Such actions could include decisions on whether to sell the Company, how to respond to acquisition proposals from third parties and whether and what defensive measures should be adopted to protect the Company from unwanted suitors. Accordingly, if the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del Ch 1998) The Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers Unitrin, Inc. v. Am. Gen. Corp., 651 A 2d at 1361, 1389-90 (Del 1995); In re Bally's Grand Derivative Litig., Cons C.A No 14644, slip op. at 9-10 (Del. Ch June 4, 1997) ("Our courts will not uphold an agreement wherein the directors delegate duties which lie at the heart of the management of the corporation .") (internal quotations omitted). Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A 2d at 181 ("The adoption of a defensive measure .. was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law "); Quickturn, 721 A 2d at 1291 ("[T]his Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors ") (emphasis added). Whether the Board's authority in this regard arises under Section 141, the common law of fiduciary duties, or some combination, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A 2d 401, 407 (Del 1985) ("A bylaw that is inconsistent with any statute or rule of common law . is void "); Carmody, 723 A 2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d at 51 (contract may not limit board's exercise of fiduciary duties) As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable " Omnicare, 818 A.2d at 936

The Proposal could also be used to require that the Board undertake fundamental corporate transactions solely within the province of the Board, such as the issuance of a dividend Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders 8 Del. C. § 170 See also Lewis v. Leaseway Transp. Corp., C A No 8720, slip op at 4 (Del. Ch June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity, stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A 2d 276, 280 (Del 1984); Moskowitz v. Bantrell, 190 A.2d 749,

750 (Del 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938). Indeed, the Proposal could be used to require the Board to effect all significant corporate events, such as mergers, amendments to the Certificate, significant asset sales and dissolution without the exercise of the Board's statutorily prescribed function of determining the advisability of such events. See, supra, pp 5-6.

In addition, pursuant to the policy set forth in the Proposal, the Company's stockholders could require the Board to expend the Company's funds in various ways. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors over the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company expend funds (whether by requiring certain corporate acquisitions, redeeming or repurchasing stock or rights, mandating specified compensation to employees or otherwise), the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

Moreover, the SEC has previously accepted our view that a stockholder proposal similar to the Proposal would violate Delaware law. The Gillette Company, 2003 SEC No-Action Letter, Lexis 387, *40 (Mar. 10, 2003). The full text of this ruling is as follows:

> The proposal requests the board of directors to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals.
>
> There appears to be some basis for your view that Gillette may exclude the proposal under rule 14a-8(i)(2) We note that in the opinion of your counsel implementation of the proposal would cause Gillette to violate state law Accordingly, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2) In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gillette relies

Conclusion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law

The foregoing opinion is limited to the General Corporation Law We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS/lrs

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated December 31, 2004

The proposal requests the board take the necessary steps to amend Allstate's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Allstate to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allstate relies.

Sincerely,



Robyn Manos
Special Counsel